SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

B COMMUNICATIONS LTD.
 (Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-150173.

B COMMUNICATIONS LTD.

The following exhibits are attached:

Translated version of the 2010 annual Reports of Bezeq The Israel Telecommunication Corp. Ltd, or Bezeq, the Registrant’s 31.24% -owned subsidiary, as were published by Bezeq on March 2011.

The attached exhibits pertain to Bezeq (“Bezeq” and together with its subsidiaries, “the Company”)

99.1	Periodic Report of the Company for the Year 2010: Chapter A - Description of Company’s Operations.

99.2	Periodic Report of the Company for the Year 2010: Chapter B - Directors' Report on the State of the Company's Affairs

99.3	Periodic Report of the Company for the Year 2010: Chapter C - Financial Statements

99.4	Periodic Report of the Company for the Year 2010: Chapter D - Additional Information about the Company

99.5	Bezeq Separate Financial Information for the Year ended December 31, 2010

99.6	DBS Satellite Services (1998) Ltd. Financial Statements for the Year ended December 31, 2010

99.7	Annual Report On The Assessment Of The Board Of Directors And Management Of The Efficacy Of Internal Auditing

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.\ (Registrant)

By:	/s/ Eli Holtzman
Eli Holtzman
Chief Executive Officer

Date: May 18, 2011

EXHIBIT INDEX

EXHIBIT NO.      DESCRIPTION

The following exhibits are attached:

Translated version of the 2010 annual Reports of Bezeq The Israel Telecommunication Corp. Ltd, or Bezeq, the Registrant’s 31.24% -owned subsidiary, as were published by Bezeq on March 2011.

The attached exhibits pertain to Bezeq (“Bezeq” and together with its subsidiaries, “the Company”)

99.1	Periodic Report of the Company for the Year 2010: Chapter A - Description of Company’s Operations.

99.2	Periodic Report of the Company for the Year 2010: Chapter B - Directors' Report on the State of the Company's Affairs

99.3	Periodic Report of the Company for the Year 2010: Chapter C - Financial Statements

99.4	Periodic Report of the Company for the Year 2010: Chapter D - Additional Information about the Company

99.5	Bezeq Separate Financial Information for the Year ended December 31, 2010

99.6	DBS Satellite Services (1998) Ltd. Financial Statements for the Year ended December 31, 2010

99.7	Annual Report On The Assessment Of The Board Of Directors And Management Of The Efficacy Of Internal Auditing